[GRAPHIC OMITTED] AHOLD                  Fourth Quarter / Full Year Results 2006
                                                                  March 22, 2007

                                                                Earnings Release

HIGHLIGHTS

o    Full year operating income EUR 1.3 billion (up EUR 1 billion)

o    Full year net income EUR 915 million (up EUR 769 million)

o    U.S. Foodservice delivers 1.7% full year operating margin

o    Net debt down EUR 884 million in the year to EUR 4.6 billion

o EUR 3 billion share buyback program announced - up EUR 1 billion from previous announcement

--------------------------------------------------------------------------------

Amsterdam, the Netherlands, March 22, 2007 - Ahold today published its summary financial report for the full year and fourth quarter 2006. Anders Moberg, President and CEO of Ahold, said "Ahold met the targets we set last year. U.S. Foodservice delivered 1.7% operating margin, our retail operations performed in line with our margin guidance and exceeded sales growth guidance. Group Office Support costs are down and we have reduced net debt even more than we said we would. Our Value Improvement Program at Stop & Shop is on track and we have already seen encouraging improvements in the way customers perceive our produce department, both in terms of price and quality.

Our focus in 2007 will be the ongoing implementation of the strategy we announced last November. In view of the progress of our divestment program, we are pleased to announce today that we plan to increase the amount we return to shareholders from EUR 2 billion to EUR 3 billion, subject to the divestment of U.S. Foodservice. This will be executed through a share buyback program, the details of which will be announced in due course. In our new company structure of two continental platforms, we have new management in key positions, both in the United States and Europe. Our major focus in the United States is the continued roll-out of the Value Improvement Program. We have set operating margin guidance for our retained retail businesses for the year ahead at between 4 and 4.5 percent."

FINANCIAL PERFORMANCE

FOURTH QUARTER 2006
Net sales were EUR 10.4 billion, down 3% from the same period last year. At constant exchange rates, net sales increased by 3%.

Operating income was EUR 199 million, including a EUR 84 million charge related to the divestment and closure of Tops stores in northeast Ohio. Operating income of EUR 293 million in 2005 benefited from EUR 92 million of insurance proceeds related to the securities class action settlement. Retail operating income, including the Tops charge, was EUR 167 million with an operating margin of 2.4%. U.S. Foodservice operating income was up EUR 71 million to EUR 63 million, an operating margin of 1.8%. Group Support Office costs were EUR 31 million.

Net income was EUR 240 million, an increase of EUR 132 million over the fourth quarter of 2005, mainly due to lower net financial expense and favorable income taxes, partially offset by insurance proceeds related to the class action of 2005.

Cash flow before financing was EUR 343 million positive for the quarter, EUR 61 million lower than the same period last year, in part reflecting the acquisition of stores from Clemens Markets and Konmar. Net debt was down EUR 498 million to EUR 4.6 billion.

2007003                            Page 1 of 5                     www.ahold.com

[GRAPHIC OMITTED] AHOLD                  Fourth Quarter / Full Year Results 2006
                                                                  March 22, 2007

                                                    Earnings Release - continued

FULL YEAR 2006
Net sales were EUR 44.9 billion, up 2% compared to 2005. At constant exchange rates, net sales were up 2.7%. Excluding the impact of currency exchange rates and divestments, consolidated net sales in 2006 were 4.1% higher than the previous year with retail net sales increasing 3.7% and U.S. Foodservice 4.8%.

Operating income increased by EUR 1 billion to EUR 1.3 billion. Excluding the EUR 803 million impact of the charge for the securities class action settlement in 2005 (net of insurance proceeds), the increase was EUR 237 million or 22.4%. Retail operating income was up EUR 30 million at EUR 1.2 billion; the operating margin was unchanged at 3.9%. U.S. Foodservice operating income was up EUR 172 million to EUR 258 million, an operating margin of 1.7% compared to 0.6% the previous year. Group Support Office costs at EUR 116 million were down by EUR 838 million (primarily due to the EUR 803 million charge in 2005 for the securities class action settlement). Net income increased by EUR 769 million to EUR 915 million.

Net debt fell by EUR 884 million to EUR 4.6 billion primarily reflecting a reduction in gross debt driven by repayment of the U.S. Foodservice securitization program, foreign exchange benefits and the conversion of some preference shares to equity.

Cash flow before financing was EUR 1 billion positive, but down EUR 1 billion compared to last year. This reduction was mainly due to the initial securities class action net payment of EUR 527 million, and a EUR 943 million reduction in proceeds from divestments which were partially offset by improved cash generation from operations.

PERFORMANCE BY BUSINESS SEGMENT

STOP & SHOP / GIANT-LANDOVER
For the fourth quarter, net sales of $3.8 billion were up 0.1% compared with the same period last year; identical sales were down 2% at Stop & Shop (2.3% excluding gasoline net sales) and 2.1% at Giant-Landover. Operating income was down $18 million at $162 million or 4.2% of net sales. Margins were impacted by price investments related to the further roll-out of the Value Improvement Program.

For the full year, net sales of $16.4 billion were up 0.6% compared to last year; identical sales were down 1.3% at Stop & Shop (2% excluding gasoline net sales) and 1.6% at Giant-Landover. Operating income was down $15 million to $839 million or 5.1% of net sales.

GIANT-CARLISLE / TOPS
For the fourth quarter, net sales of $1.4 billion decreased 2.7% from the same period last year reflecting the impact of divestments; identical sales were up 3.1% at Giant-Carlisle (1.8% excluding gasoline net sales) but down 2.9% at Tops (4.3% excluding gasoline net sales). Operating losses of $63 million in the fourth quarter included $109 million in charges and costs related to the divestment of the Tops northeast Ohio stores during the quarter. Excluding these charges and costs, operating margin was 3.3% of net sales.

For the full year, net sales of $6 billion were 3.3% down from last year; identical sales were up 3.9% at Giant-Carlisle (2.1% excluding gasoline net sales) but down 5.5% at Tops (6.6% excluding gasoline net sales). Operating income of $62 million (including the Tops northeast Ohio charge of $118 million) or 1% of net sales was down $28 million from last year.

Page 2 of 5                                                        www.ahold.com

[GRAPHIC OMITTED] AHOLD                    Fourth Quarter/Full Year Results 2006
                                                                  March 22, 2007

                                                      Earnings Release-continued

ALBERT HEIJN
For the fourth quarter, net sales of EUR 1.8 billion were up 11% compared with the same period last year. Identical sales increased at Albert Heijn by 9%. Operating income was EUR 100 million or 5.6% of net sales - up EUR 31 million from the prior year, as Albert Heijn benefited from higher identical sales and effective cost control.

For the full year, net sales of EUR 7.1 billion were up 8.4% on last year. Identical sales increased at Albert Heijn by 6.7%. Operating income was EUR 411 million or 5.8% of net sales - up EUR 123 million from the prior year.

AHOLD CENTRAL EUROPE
For the fourth quarter, net sales decreased 0.8% to EUR 366 million. At constant exchange rates and excluding the impact of a change in the accounting period from three months to 12 weeks, net sales increased 1.2%. Identical sales fell 2.2%. Operating losses were EUR 16 million - break-even excluding impairments and gains on the sale of assets.

For the full year, net sales of EUR 1.4 billion were up 11.3% on last year. At constant exchange rates, net sales increased 6.1% year-over-year. Identical sales fell 5.5%. The operating loss of EUR 55 million included impairment losses of EUR 37 million of which EUR 19 million related to Slovakia.

As of the fourth quarter 2006, our businesses in Poland qualified as discontinued operations. Accordingly, Poland's results are excluded from Ahold Central Europe.

SCHUITEMA
For the fourth quarter, net sales grew 0.9% to EUR 750 million. Identical sales increased 0.5%. Operating income of EUR 7 million, or 0.9% of net sales, was down EUR 21 million from the same period last year, as a result of costs related to the acquisition of stores and increased commercial activities.

For the full year, net sales of EUR 3.2 billion were up 1.8% on last year; identical sales were up 1.5%. Operating income was EUR 74 million, or 2.3% of net sales, down EUR 21 million from the prior year.

U.S. FOODSERVICE
For the fourth quarter, net sales increased 5.1% to $4.4 billion. Operating income was $81 million compared to a loss of $9 million in the same period last year; operating margin was 1.8%. The improvement was primarily attributable to a higher gross margin, continued operating efficiencies and cost reductions, as well as the non-repetition of $52 million of restructuring and related charges last year.

For the full year, net sales increased 4.1% to $19.2 billion. Net sales growth was negatively impacted by approximately 0.8% as a result of the Sofco disposition in 2005. Cost inflation had a negligible impact on the full year comparisons. Operating income was $325 million resulting in an operating margin of 1.7%, compared to 0.6% in the prior year.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
For the fourth quarter, Ahold's share in income of joint ventures and associates decreased EUR 24 million to EUR 29 million, primarily reflecting the non-repetition of a gain of EUR 22 million on the sale of a real estate joint venture of Stop & Shop / Giant-Landover last year.

For the full year, Ahold's share in income of joint ventures and associates increased 29% to EUR 152 million. The improvement was mainly attributable to strong net sales and improved margins in Sweden, increased gains on the sale of real estate and a gain on the sale of ICA's foodservice business, ICA Meny.

Page 3 of 5                                                        www.ahold.com

[GRAPHIC OMITTED] AHOLD                    Fourth Quarter/Full Year Results 2006
                                                                  March 22, 2007

                                                      Earnings Release-continued

As of year-end 2006, Jeronimo Martins Retail (JMR) qualified as a discontinued operation. Accordingly, JMR's net income is no longer included in share in income of joint ventures and associates.

OTHER
Ahold expects to publish its 2006 annual report on March 29, 2007.

The Corporate Executive Board is not recommending a dividend on common shares for 2006. Ahold plans to pay dividends on the cumulative preferred financing shares in 2007.

Ahold Press Office: +31 (0)20 509 5343

OTHER INFORMATION
Non-GAAP financial measures:

o Net sales at constant exchange rates. In certain instances, net sales exclude the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous period is adjusted using the average currency exchange rates for the full year or the fourth quarter of 2006 as the case may be in order to understand this currency impact. In certain instances, net sales are presented in local currency. Management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

o Net sales, excluding the impact of currency exchange rates and divestments. Management believes that as a result of these exclusions, this measure provides a better insight into the operating performance of its foreign subsidiaries. Retail net sales were up 1.6% compared to 2005. At constant exchange rates, retail net sales were up 2.1%. Excluding the impact of currency exchange rates and divestments, retail net sales in 2006 were up 3.7% compared to 2005. U.S. Foodservice net sales were up 2.9% compared to 2005. At constant exchange rates, U.S. Foodservice net sales were up 4.1%. Excluding the impact of currency exchange rates and divestments, U.S. Foodservice net sales in 2006 were up 4.8% compared to 2005.

o Net sales, at constant exchange rates and excluding the impact of a change in the accounting period from three months to 12 weeks. Management believes that as a result of these adjustments, this measure provides a better insight into the operating performance of its foreign subsidiaries.

o Identical sales, excluding gasoline net sales. Because gasoline prices have recently experienced greater volatility than food prices, management believes that by excluding gasoline net sales, this measure provides a better insight into the recent positive effect of gasoline net sales on Ahold's identical sales.

o Operating income (loss) in local currency. In certain instances, operating income (loss) is presented in local currency. Management believes this measure provides a better insight into the operating performance of foreign subsidiaries.

o Operating income, excluding the impact of the securities class action settlement. Management believes that by excluding the impact of the securities class action settlement, this measure allows for better comparisons to prior periods and provides a better insight into Ahold's operating performance.

o Cash flow before financing. Cash flow before financing is the sum of net cash from operating activities and net cash from investing activities. Management believes that because this measure excludes net cash from financing activities, this measure is useful where such financing activities are discretionary, as in the case of voluntary debt prepayments.

     (in millions)                                   Q4 2006       Q4 2005
     Cash flow before financing (fourth quarter)    EUR  343     EUR     404
     Net cash from financing activities             EUR  (358)   EUR  (1,326)
                                                    ----------   -------------
     Net cash from operating, investing and
      financing activities                          EUR   (15)   EUR    (922)

Page 4 of 5                                                        www.ahold.com

[GRAPHIC OMITTED] AHOLD                    Fourth Quarter/Full Year Results 2006
                                                                  March 22, 2007

                                                      Earnings Release-continued

     (in millions)                                2006            2005
     Cash flow before financing (full year)    EUR  1,028      EUR  2,057
     Net cash from financing activities        EUR (1,277)     EUR (3,194)
                                               -----------     -----------
     Net cash from operating, investing and
      financing activities                     EUR (249)       EUR (1,137)

o Operating margin, excluding charges and costs related to the divestment of the northeast Ohio stores. Management believes that as a result of these exclusions, this measure provides a better insight into the company's operating performance of foreign subsidiaries.

     Giant-Carlisle / Tops (in millions)
     Q4 2006 adjusted operating income                             $    46
     Charges and costs related to Tops northeast Ohio divestment   $   109
                                                                  --------
     Q4 2006 operating income (loss)                               $   (63)
     Q4 2006 net sales                                             $ 1,380
     Q4 2006 adjusted operating margin                                 3.3%

o Operating loss, excluding the impact of the impairments and gains on the sale of assets. Management believes that as a result of these exclusions, this measure provides a better insight into the company's operating performance of foreign subsidiaries.

This earnings release should be read in conjunction with Ahold's summary financial report for the full year and fourth quarter 2006, which is available on www.ahold.com and Ahold's 2006 financial statements, which are expected to be published on March 29, 2007. This release contains certain non-GAAP financial measures, including net debt, which are further discussed in the summary financial report. The data provided in this earnings release are unaudited and are accounted for in accordance with IFRS unless otherwise stated.

In case of any discrepancy between the English version and the Dutch version of this release, the English version prevails.

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this earnings release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the expected timing to implement the Company's strategy, plans to increase the amount to be returned to shareholders, plans for the Value Improvement Program, expectations regarding the retail operating margin for 2007, plans to make divestments, including operations in Poland, Slovakia and the Company's stake in JMR, as well as U.S. Foodservice, the expected timing to publish the annual report and plans with respect to dividends. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of Ahold's plans and strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, including its ability to reduce costs or realize cost savings, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, Ahold's ability to complete planned divestments on terms that are acceptable to Ahold, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for not for resale products where such fluctuations cannot be passed along to Ahold's customers on a timely basis, Ahold's ability to recruit and retain key personnel and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this earnings release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this earnings release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

Page 5 of 5                                                        www.ahold.com

[GRAPHIC OMITTED] AHOLD                        Koninklijke Ahold N.V.
                                               Full year and fourth quarter 2006
                                               March 22, 2007

                             KONINKLIJKE AHOLD N.V.

                            SUMMARY FINANCIAL REPORT

                        FULL YEAR AND FOURTH QUARTER 2006

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

                                                                   www.ahold.com

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
                                               Full year and fourth quarter 2006

CONTENTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated statements of operations                                    3

      Consolidated statements of recognized income and expense                 4

      Consolidated balance sheets                                              5

      Consolidated statements of cash flows                                    7

      Notes to the condensed consolidated financial statements                 8

OTHER FINANCIAL AND OPERATING INFORMATION                                     19

FORWARD-LOOKING STATEMENTS NOTICE                                             24

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

CONSOLIDATED STATEMENTS OF OPERATIONS

(Euros in millions, except per share data)         NOTE          2006          2005*        Q4 2006      Q4 2005*
---------------------------------------------   ----------    ----------    ----------    ----------    ----------
Net sales                                                3        44,872        43,979        10,375        10,692
Cost of sales                                            6       (35,541)      (34,873)       (8,205)       (8,454)
                                                ----------    ----------    ----------    ----------    ----------
Gross profit                                                       9,331         9,106         2,170         2,238
Selling expenses                                                  (6,488)       (6,465)       (1,511)       (1,598)
General and administrative expenses                  4,5,6        (1,550)       (1,585)         (460)         (439)
Settlement securities class action                       3             -          (803)            -            92
                                                ----------    ----------    ----------    ----------    ----------
Total operating expenses                                 6        (8,038)       (8,853)       (1,971)       (1,945)
                                                ----------    ----------    ----------    ----------    ----------
Operating income                                         3         1,293           253           199           293
                                                ----------    ----------    ----------    ----------    ----------
Interest income                                                       62            88            17            19
Financial expense                                                   (580)         (738)         (140)         (225)
                                                ----------    ----------    ----------    ----------    ----------
Net financial expense                                               (518)         (650)         (123)         (206)

Share in income of joint ventures and
 associates                                              7           152           118            29            53
                                                ----------    ----------    ----------    ----------    ----------
Income (loss) before income taxes                                    927          (279)          105           140
                                                ----------    ----------    ----------    ----------    ----------
Income taxes                                             8           (91)          214            79           (23)
                                                ----------    ----------    ----------    ----------    ----------
Income (loss) from continuing operations                             836           (65)          184           117
                                                ----------    ----------    ----------    ----------    ----------
Income (loss) from discontinued operations               9            79           211            56            (9)
                                                ----------    ----------    ----------    ----------    ----------
Net income                                                           915           146           240           108
                                                ----------    ----------    ----------    ----------    ----------
Attributable to:
    Common shareholders of Ahold                                     899           120           239           103
    Minority interests                                                16            26             1             5
                                                ----------    ----------    ----------    ----------    ----------
Net income                                                           915           146           240           108
                                                ----------    ----------    ----------    ----------    ----------
Net income per share attributable to common
shareholders
    basic                                                           0.58          0.08          0.15          0.07
    diluted                                                         0.57          0.08          0.15          0.07

Weighted average number of common shares
outstanding (x 1,000)
    basic                                                      1,555,475     1,554,713     1,555,627     1,555,300
    diluted                                                    1,653,823     1,554,713     1,562,513     1,555,589

Average USD exchange rate (euro per U.S.
dollar)                                                           0.7964        0.8051        0.7747        0.8420
                                                ----------    ----------    ----------    ----------    ----------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(Euros in millions)                                                                 2006      2005*
-------------------------------------------------------------------------------   -------    -------
Net income                                                                            915        146
Exchange rate differences in foreign interests                                       (562)       605
Recognition of cumulative translation differences related to divestments                -         24
Gains (losses) on cash flow hedges - net                                               10        (34)
Step acquisition joint venture Rimi Baltic AB                                          33          -
Other - net                                                                            (1)         -
                                                                                  -------    -------
Income (expense) recognized directly in equity                                       (520)       595
                                                                                  -------    -------
Total recognized income and expense                                                   395        741
                                                                                  -------    -------
Attributable to:
    Common shareholders                                                               379        715
    Minority interests                                                                 16         26
                                                                                  -------    -------
Total recognized income and expense                                                   395        741
                                                                                  -------    -------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER JANUARY 1,
(Euros in millions)                                         NOTE    31, 2006    2006*
--------------------------------------------------------   ------   -------- ----------
ASSETS
Property, plant and equipment                                          6,925      7,403
Investment property                                                      431        456
Goodwill                                                               2,184      2,263
Other intangible assets                                                  470        536
Investments in joint ventures and associates                             799        798
Deferred tax assets                                                      528        672
Other non-current assets                                                 449        434
                                                           ------   --------   --------
Total non-current assets                                              11,786     12,562
                                                           ------   --------   --------
Assets held for sale                                                     470        123
Inventories                                                            2,056      2,376
Income taxes receivable                                                  169        159
Receivables                                                            1,938      2,303
Other current assets                                                     179        207
Cash and cash equivalents                                      13      1,844      2,228
                                                           ------   --------   --------
Total current assets                                                   6,656      7,396
                                                           ------   --------   --------
Total assets                                                          18,442     19,958
                                                           ------   --------   --------
End of period USD exchange rate (euro per U.S. dollar)                0.7576     0.8444
                                                           ------   --------   --------

* Comparative figures reflect the changes as disclosed in note 2.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

CONSOLIDATED BALANCE SHEETS - continued

                                                                     DECEMBER    JANUARY 1,
(Euros in millions)                                         NOTE     31, 2006      2006*
--------------------------------------------------------   ------   ----------   ----------
GROUP EQUITY AND LIABILITIES

Equity attributable to common shareholders                               5,030        4,598
Cumulative preferred financing shares                          10          169            -
Minority interests                                                          71           63
                                                           ------   ----------   ----------
Group equity                                                             5,270        4,661
                                                           ------   ----------   ----------
Pensions and other post-employment benefits                    11          482          604
Deferred tax liabilities                                                    73           57
Provisions                                                                 523          536
Loans                                                                    4,170        4,867
Other non-current financial liabilities                                  1,905        2,146
Other non-current liabilities                                              198          205
                                                           ------   ----------   ----------
Total non-current liabilities                                            7,351        8,415
                                                           ------   ----------   ----------
Liabilities related to assets held for sale                                226           16
Provisions                                                     12          287        1,230
Income taxes payable                                                        32            5
Accounts payable                                                         2,955        3,206
Other current financial liabilities                                        789        1,132
Other current liabilities                                                1,532        1,293
                                                           ------   ----------   ----------
Total current liabilities                                                5,821        6,882
                                                           ------   ----------   ----------
Total group equity and liabilities                                      18,442       19,958
                                                           ------   ----------   ----------
End of period USD exchange rate (euro per U.S. dollar)                  0.7576       0.8444
                                                           ------   ----------   ----------

* Comparative figures reflect the changes as disclosed in note 2.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Euros in millions)                                              NOTE        2006        2005*       Q4 2006      Q4 2005*
-------------------------------------------------------------   ------    ---------    ---------    ---------    ----------
Cash generated from operations**                                    13        1,732        1,986          719           673
Income taxes (paid) received                                                    114          (62)          13           (37)
                                                                ------    ---------    ---------    ---------    ----------
Operating cash flows from continuing operations                               1,846        1,924          732           636
Operating cash flows from discontinued operations                               (28)         (60)           9             9
                                                                ------    ---------    ---------    ---------    ----------
Net cash from operating activities                                            1,818        1,864          741           645
Purchase of non-current assets                                               (1,099)      (1,185)        (311)         (308)
Divestments of assets and disposal groups held for sale                         227          212           60            20
Acquisition of businesses, net of cash acquired                                (176)         (32)        (166)           (1)
Divestment of businesses, net of cash divested                                   46          989           (5)            4
Acquisition of interests in joint ventures and associates                        (2)         (13)           -            (3)
Dividends from joint ventures and associates                                     42           50            -             -
Interest received                                                                70           84           18            15
Other                                                                            20           58            9            24
                                                                ------    ---------    ---------    ---------    ----------
Investing cash flows from continuing operations                                (872)         163         (395)         (249)
Investing cash flows from discontinued operations                                82           30           (3)            8
                                                                ------    ---------    ---------    ---------    ----------
Net cash from investing activities                                             (790)         193         (398)         (241)
Interest paid                                                                  (523)        (730)        (136)         (199)
Proceeds from loans                                                              65          193           32            17
Repayments of loans                                                            (282)      (2,919)        (230)       (1,117)
Changes in derivatives                                                          (23)         473            -           112
Change in short-term borrowings                                                (499)        (105)          (6)         (107)
Other                                                                           (72)        (113)         (24)          (25)
                                                                ------    ---------    ---------    ---------    ----------
Financing cash flows from continuing operations                              (1,334)      (3,201)        (364)       (1,319)
Financing cash flows from discontinued operations                                57            7            6            (7)
                                                                ------    ---------    ---------    ---------    ----------
Net cash from financing activities                                           (1,277)      (3,194)        (358)       (1,326)
                                                                ------    ---------    ---------    ---------    ----------
Net cash from operating, investing and financing activities         13         (249)      (1,137)         (15)         (922)
                                                                ------    ---------    ---------    ---------    ----------
Average USD exchange rate (euro per U.S. dollar)                             0.7964       0.8051       0.7747        0.8420
                                                                ------    ---------    ---------    ---------    ----------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

** Cash generated from operations in 2006 includes a payment related to the securities class action settlement of EUR 536 (net of insurance proceeds of EUR
92).

For a reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheets, see note 13.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Euros in millions, unless otherwise stated)

1 THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands and its head office in Amsterdam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets in the United States and Europe and a foodservice business in the United States. In addition, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations. On November 6, 2006, Ahold announced its intention to divest its remaining foodservice business, U.S. Foodservice.

Ahold's retail business generally experiences a seasonal increase in net sales in the fourth quarter of each year. Net sales figures for Ahold's foodservice business are not significantly impacted by seasonal influences.

The full year 2006 and 2005 information in the condensed consolidated financial statements ("condensed financial statements") as set out on pages 3 to 19 of this summary financial report ("report") is based on Ahold's 2006 financial statements, which have not yet been published. In accordance with article 2:395 of the Netherlands Civil Code, we state that our auditor, Deloitte Accountants B.V., has issued an unqualified opinion on the financial statements prepared. For a better understanding of the Company's financial position and results and of the scope of the audit of Deloitte Accountants B.V., this report should be read in conjunction with the financial statements from which these condensed financial statements have been derived and the auditors' report of Deloitte Accountants B.V. thereon issued on March 21, 2007. We plan to publish the financial statements on March 29, 2007. The general meeting of shareholders has not yet adopted the financial statements.

2 ACCOUNTING POLICIES

BASIS OF PREPARATION
These condensed financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting". The accounting policies applied in these condensed financial statements are consistent with those applied in Ahold's 2005 consolidated financial statements, except as described below under "changes in accounting policies", and are also consistent with those applied in Ahold's 2006 consolidated financial statements that we plan to publish on March 29, 2007. IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Information on the principal differences between IFRS and US GAAP relevant to Ahold will be included in Ahold's 2006 financial statements.

Ahold's reporting calendar is based on 13 periods of four weeks, with 2006 and 2005 each comprising 52 weeks. The fourth quarters of 2006 and 2005 each comprise 12 weeks.

Euro equivalents of foreign currency amounts stated in the notes to these condensed financial statements are determined using historical rates for settled items and closing rates for items to be settled as of December 31, 2006.

CHANGES IN ACCOUNTING POLICIES
The impact of the changes in accounting policies implemented in the second quarter of 2006 on net income and group equity of the comparative periods presented in these condensed financial statements is as follows:

                                                                              GROUP EQUITY
                                               NET INCOME      NET INCOME      JANUARY 1,
(Euros in millions)                   NOTE        2005          Q4 2005          2006
----------------------------------   ------   ------------    ------------    ------------
Rent during construction periods     (a)               (11)             (4)            (51)
Financial guarantee contracts        (b)                (2)             (1)             (3)
                                     ------   ------------    ------------    ------------
Total                                                  (13)             (5)            (54)
                                     ------   ------------    ------------    ------------

(a) Rent during construction periods
Rental costs associated with operating leases and certain executory costs (such as property taxes, insurance and common area maintenance costs) that are incurred during a construction period are recognized as operating expenses as of 2006 whereas previously these costs were capitalized and subsequently depreciated. This change

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

in accounting policy, which Ahold has applied prospectively from the earliest date practicable, led to a decrease of group equity of EUR 51 as of January 1, 2006.

(b) Financial guarantee contracts
As of 2006, issuers of certain financial guarantee contracts are required under IFRS to include a liability in their balance sheets representing the fair value of the guarantee issued. Previously, these guarantees were off-balance sheet commitments, since it was not considered probable that an outflow of resources would be required to settle these obligations. This change in accounting policy, which Ahold has applied retrospectively, led to a decrease of group equity of EUR 3 as of January 1, 2006.

In the aggregate, these changes in accounting policies had a negative impact of EUR 0.01 on basic and diluted net income per share for the full year 2005 (fourth quarter of 2005: nil). Comparative figures in this summary financial report have been adjusted for these changes in accounting policies.

CHANGE IN CLASSIFICATION
Until the third quarter of 2006, Ahold presented its derivative financial instruments as current or non-current assets or liabilities based on their maturity. In the third quarter of 2006, the Company changed the presentation of derivative financial instruments that do not qualify for hedge accounting and presented those as current assets or liabilities, regardless of their maturity. In the fourth quarter of 2006, following the observation of the IFRIC that the classification of derivative financial instruments should be based on maturity of settlement, the change in classification as adopted in the third quarter of 2006 was reversed.

3 SEGMENT REPORTING

Ahold's retail and foodservice operations are presented in nine business segments. In addition, Ahold's Group Support Office is presented separately. As of 2006, Ahold's self-insurance subsidiaries in the United States have been included in Group Support Office, whereas previously they were included in the Stop & Shop/Giant-Landover segment. Prior period segment information presented for comparative purposes has been adjusted accordingly.

In the first three quarters of 2006, U.S. Foodservice was presented as two segments following U.S. Foodservice's new strategy as announced at the end of 2005. On November 6, 2006, Ahold announced its intention to divest U.S. Foodservice in a single transaction and, consequently, U.S. Foodservice is presented as one segment as of the fourth quarter of 2006.

Segment                            Significant operations in the segment
--------------------------------   ---------------------------------------------
Retail
Stop & Shop/Giant-Landover Arena   Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena          Giant-Carlisle and Tops
BI-LO/Bruno's Arena                BI-LO and Bruno's(1)
Albert Heijn Arena                 Albert Heijn, Etos, Gall & Gall and Ahold
                                   Coffee Company
Central Europe Arena               Czech Republic, Poland(2) and Slovakia
Schuitema                          Schuitema (73.2%)
Other retail                       South America1(1) and
                                   the unconsolidated joint
                                   ventures and associates ICA
                                   (60%), JMR (49%)(2), Bodegas
                                   Williams & Humbert ("W&H")
                                   (50%)(1) and Paiz Ahold
                                   (50%)(1)
Foodservice
U.S. Foodservice                   U.S. Foodservice
Deli XL                            Deli XL(1)

Group Support Office               Corporate staff (the Netherlands, Switzerland
                                   and the United States)
--------------------------------   ---------------------------------------------

1.  Divested.
2.  Classified as held for sale and discontinued operation.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

NET SALES

Net sales per segment are as follows:

                                                              %         Q4        Q4         %
(Euros in millions)                    2006       2005      CHANGE     2006      2005      CHANGE
----------------------------------   --------   --------   --------   -------   --------   --------
Stop & Shop/Giant-Landover Arena       13,089     13,161      (0.5%)    2,975      3,229      (7.9%)
Giant-Carlisle/Tops Arena               4,778      4,989      (4.2%)    1,069      1,194     (10.5%)
Albert Heijn Arena                      7,136      6,585       8.4%     1,773      1,598      11.0%
Central Europe Arena(1)                 1,385      1,244      11.3%       366        369      (0.8%)
Schuitema                               3,184      3,128       1.8%       750        743       0.9%
                                     --------   --------   --------   -------   --------   --------
Total retail                           29,572     29,107       1.6%     6,933      7,133      (2.8%)
U.S. Foodservice                       15,300     14,872       2.9%     3,442      3,559      (3.3%)
                                     --------   --------   --------   -------   --------   --------
Ahold Group                            44,872     43,979       2.0%    10,375     10,692      (3.0%)
                                     --------   --------   --------   -------   --------   --------

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, Q4 2006 contains 12 weeks whereas Q4 2005 contains 13 weeks. Pro forma net sales for Q4 2005 containing 12 weeks are EUR 346.

Net sales of Ahold's unconsolidated joint venture ICA amounted to EUR 7,285 and EUR 7,095 in 2006 and 2005, respectively (fourth quarter of 2006 and 2005: EUR 1,953 and EUR 1,870, respectively). These net sales figures exclude net sales of ICA's foodservice subsidiary ICA Meny, which was divested in the third quarter of 2006.

Net sales of Ahold's U.S. segments in U.S. dollars are as follows:

                                                                      %              Q4           Q4            %
(U.S. dollars in millions)                     2006       2005      CHANGE          2006         2005        CHANGE
------------------------------------------   --------   --------   ----------     ----------   ----------   ----------
Stop & Shop/Giant-Landover Arena               16,438     16,346          0.6%         3,840        3,835          0.1%
Giant-Carlisle/Tops Arena                       5,999      6,201         (3.3%)        1,380        1,419         (2.7%)
U.S. Foodservice                               19,217     18,468          4.1%         4,443        4,226          5.1%
Net sales of U.S. segments in USD              41,654     41,015          1.6%         9,663        9,480          1.9%
Average USD exchange rate                      0.7964     0.8051         (1.1%)       0.7747       0.8420         (8.0%)
Net sales of U.S. segments in EUR              33,167     33,022          0.4%         7,486        7,982         (6.2%)
                                             --------   --------   ----------     ----------   ----------   ----------

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

OPERATING INCOME

Operating income (loss) per segment is as follows:

                                                                 %            Q4          Q4           %
(Euros in millions)                    2006        2005*       CHANGE        2006        2005*      CHANGE
----------------------------------   --------    --------    ----------    --------    --------    ----------
Stop & Shop/Giant-Landover Arena          670         686          (2.3%)       126         152         (17.1%)
Giant-Carlisle/Tops Arena                  51          72         (29.2%)       (50)          6           n/m
Albert Heijn Arena                        411         288          42.7%        100          69          44.9%
Central Europe Arena**                    (55)        (20)       (175.0%)       (16)        (13)        (23.1%)
Schuitema                                  74          95         (22.1%)         7          28         (75.0%)
                                     --------    --------    ----------    --------    --------    ----------
Total retail                            1,151       1,121           2.7%        167         242         (31.0%)
U.S. Foodservice                          258          86         200.0%         63          (8)          n/m
Group Support Office                     (116)       (954)         87.8%        (31)         59        (152.5%)
                                     --------    --------    ----------    --------    --------    ----------
Ahold Group                             1,293         253         411.1%        199         293         (32.1%)
                                     --------    --------    ----------    --------    --------    ----------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.
** Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, Q4 2006 contains 12 weeks whereas Q4 2005 contains 13 weeks.

Stop & Shop/Giant-Landover Arena
Full year 2006 operating income includes a gain of USD 21 (EUR 17) on the sale of real estate, primarily two distribution facilities sold in the first quarter of 2006. This was more than offset by restructuring and severance charges of USD 23 (EUR 18) related primarily to the closure of one of these facilities. Furthermore, 2006 operating income was positively affected by a one-time benefit of USD 27 (EUR 23) due to a negotiated plan amendment in other post-employment benefits in the first quarter of 2006. Operating income in 2005 was affected by restructuring and related charges of USD 22 (EUR 18), primarily related to supply chain streamlining and store closures at Giant-Landover in the second quarter of 2005.

Giant-Carlisle/Tops Arena
Operating loss in the fourth quarter of 2006 includes a charge of USD 109 (EUR
84) related to restructuring and other costs of the divestment and closure of the Tops stores in northeast Ohio. Operating income in the fourth quarter of 2005 included impairment losses of USD 25 (EUR 21), which related mainly to the Tops northeast Ohio and eastern New York regions.

Full year 2006 operating income included a charge of USD 118 (EUR 91) as a result of the divestment and closure of the Tops stores in northeast Ohio, mainly related to restructuring and other costs of USD 111 (EUR 86) and impairment losses of USD 7 (EUR 5). Full year 2005 operating income included impairment losses on goodwill of USD 17 (EUR 14) and property, plant and equipment of USD 85 (EUR 70). These were due to a weaker economic environment and strong competition, particularly in the northeast Ohio and eastern New York regions and were partially offset by gains on the sale of property, plant and equipment of USD 13 (EUR 11) resulting from the sale of stores located in eastern New York and the Adirondacks region of New York. In addition, gains on the sale of property, plant and equipment included the sale of 198 convenience stores operating under the banners of Wilson Farms and Sugarcreek in the second quarter of 2005.

Central Europe Arena
Operating loss in the fourth quarter of 2006 includes impairment losses of EUR 18, primarily related to hypermarkets in the Czech Republic. In addition, full year 2006 operating loss includes impairment losses of EUR 19 resulting from the decision to divest the activities in Slovakia, as announced on November 6, 2006. Operating loss in the fourth quarter of 2005 included a write-off of receivables and inventory of EUR 12.

U.S. Foodservice
Operating income in the fourth quarter of 2006 includes a gain of USD 8 (EUR 6) resulting from the sale and leaseback of a warehouse. Operating income in the fourth quarter of 2005 was negatively impacted by restructuring and related charges of USD 31 (EUR 26), which included planned workforce reduction and termination of contracts, and asset impairments of USD 21 (EUR 18).

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

In addition, full year 2006 operating income includes the reversal of an impairment loss of USD 9 (EUR 7) following the sale and partial leaseback of an office building. Furthermore, first quarter 2006 operating income included approximately USD 20 (EUR 17) of annual vendor allowances that were previously principally recognized in the fourth quarter. In addition to the restructuring and related charges in Q4 2005, full year 2005 operating income included a gain on the sale of the Sofco division, partially offset by charges related to facility consolidation and employee severance, resulting in a net gain of USD 15 (EUR 12).

Group Support Office
Operating income in the fourth quarter of 2005 included insurance proceeds related to the settlement in the securities class action (EUR 92). Full year 2005 operating income was negatively impacted by the settlement in the securities class action and the VEB proceedings for an amount of EUR 803 (net of insurance proceeds) and positively impacted by a release of a legal provision (EUR 37).

Included in operating income are impairments and gains and losses on the sale of assets. For an overview per segment, see notes 4 and 5 below.

Operating income of Ahold's U.S. segments in U.S. dollars is as follows:

                                                                      %            Q4              Q4           %
(U.S. dollars in millions)                     2006       2005*     CHANGE        2006            2005*       CHANGE
------------------------------------------   --------   --------   --------     -----------    -----------    --------
Stop & Shop/Giant-Landover Arena                  839        854       (1.8%)           162            180       (10.0%)
Giant-Carlisle/Tops Arena                          62         90      (31.1%)           (63)             5         n/m
U.S. Foodservice                                  325        107      203.7%             81             (9)        n/m
                                             --------   --------   --------     -----------    -----------    --------
Operating income of U.S. segments in USD        1,226      1,051       16.7%            180            176         2.3%
Average USD exchange rate                      0.7964     0.8051       (1.1%)        0.7747         0.8420        (8.0%)
                                             --------   --------   --------     -----------    -----------    --------
Operating income of U.S. segments in EUR          979        844       16.0%            139            150        (7.3%)
                                             --------   --------   --------     -----------    -----------    --------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

4 IMPAIRMENT OF ASSETS(1)

General and administrative expenses include the following impairments and reversals of impairments of non-current assets and disposal groups held for sale:

(Euros in millions)                   2006       2005       Q4 2006     Q4 2005
----------------------------------   ------    --------    --------    --------
Stop & Shop/Giant-Landover Arena         (5)         (8)          6          (1)
Giant-Carlisle/Tops Arena                (5)        (84)          1         (21)
Albert Heijn Arena                      (10)         (6)         (7)         (3)
Central Europe Arena                    (37)         (2)        (18)         (2)
Schuitema                                (4)         (5)         (2)          6
Total retail                            (61)       (105)        (20)        (21)
U.S. Foodservice                          7         (18)          -         (18)
Group Support Office                      -          (1)          -           -
                                     ------    --------    --------    --------
Ahold Group                             (54)       (124)        (20)        (39)
                                     ------    --------    --------    --------

(1).  For a discussion of significant impairments, see note 3.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

5 GAINS AND LOSSES ON THE SALE OF ASSETS(1)

General and administrative expenses include the following gains and losses on the sale of non-current assets and disposal groups held for sale:

(Euros in millions)                2006     2005    Q4 2006   Q4 2005
--------------------------------  ------   ------   -------   -------
Stop & Shop/Giant-Landover Arena      17        7        (2)        7
Giant-Carlisle/Tops Arena              4       19        (3)       (5)
Albert Heijn Arena                     6        4         2         -
Central Europe Arena                   5       12         2        (2)
Schuitema                              2        -         1         -
                                  ------   ------   -------   -------
Total retail                          34       42         -         -
U.S. Foodservice                      11       19         6         -
Group Support Office                   -        -         -         -
                                  ------   ------   -------   -------
Ahold Group                           45       61         6         -
                                  ------   ------   -------   -------

1. For a discussion of significant gains and losses on the sale of assets, see note 3.

6 EXPENSES BY NATURE

The aggregate of cost of sales and operating expenses can be specified by nature as follows:

(Euros in millions)                            2006      2005*     Q4 2006    Q4 2005*
------------------------------------------   --------   --------   --------   --------
Cost of product                                33,338     32,696      7,713      7,913
Employee benefit expenses                       5,689      5,749      1,327      1,404
Other store expenses                            2,223      2,085        569        540
Depreciation, amortization and impairments        974      1,048        229        262
Rent expenses                                     644        619        153        144
Settlement securities class action                  -        803          -        (92)
Other expenses                                    711        726        185        228
                                             --------   --------   --------   --------
Total                                          43,579     43,726     10,176     10,399
                                             --------   --------   --------   --------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

7 SHARE IN INCOME OF JOINT VENTURES AND ASSOCIATES

(Euros in millions)     2006      2005*     Q4 2006    Q4 2005*
-------------------   --------   --------   --------   --------
ICA                        149         96         29         31
Other                        3         22          -         22
                      --------   --------   --------   --------
Total                      152        118         29         53
                      --------   --------   --------   --------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

Ahold's share in 2006 net income of ICA includes a gain on the sale of ICA Meny of EUR 21. In 2005, Ahold's share in the net income of other joint ventures related primarily to the sale of a real estate joint venture in the Stop & Shop/Giant-Landover Arena.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

8 INCOME TAXES

(Euros in millions)                                            2006          %            2005*         %
----------------------------------------------------------   ---------    ---------     ---------    ---------
Income (loss) before income taxes continuing operations            927                       (279)
Income tax benefit (expense) at statutory rate                    (274)        29.6%           88         31.5%

Adjustments to arrive at effective income tax rate:
Rate differential (local statutory rates versus the
 statutory rate of the Netherlands)                                 12         (1.3%)          22          7.9%
Deferred tax expense due to changes in tax rates and the
 imposition of new taxes                                            (3)         0.3%           (4)        (1.4%)
Deferred tax saving (expense) related to (reversal of)
 impairment of deferred tax assets                                  50         (5.4%)          (6)        (2.2%)
Group Support Office costs and financing                            45         (4.8%)         114         40.9%
Share-based payments                                                (1)         0.1%           (5)        (1.8%)
Participation exemption and group relief provisions                 45         (4.9%)          31         11.1%
Reserves and discrete items                                         35         (3.8%)         (26)        (9.3%)
                                                             ---------    ---------     ---------    ---------
Total income tax benefit (expense)                                 (91)         9.8%          214         76.7%
                                                             ---------    ---------     ---------    ---------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

9 DISCONTINUED OPERATIONS

SEGMENTS                    DISCONTINUED OPERATIONS           2006        2005       Q4 2006     Q4 2005
-------------------------   ------------------------------   --------    --------    --------    --------
(Euros in millions)
BI-LO/Bruno's Arena         BI-LO and Bruno's                       -           1           -          (4)
Central Europe Arena        Poland                                 60         (21)         48          (4)
Other retail                G. Barbosa, Paiz Ahold and
                            JMR                                    29          52          12          13
Deli XL                     Deli XL                                 -           7           -           -
                            ------------------------------   --------    --------    --------    --------
Operational results                                                89          39          60           5

BI-LO/Bruno's Arena         BI-LO and Bruno's                       1          (4)         (1)         (5)
Other retail                Spain, G. Barbosa and
                            Paiz Ahold                            (10)        118          (2)         (9)
Deli XL                     Deli XL                                (1)         58          (1)          -
                            ------------------------------   --------    --------    --------    --------
Results on divestments                                            (10)        172          (4)        (14)
                            ------------------------------   --------    --------    --------    --------
Income (loss) from
 discontinued operations                                           79         211          56          (9)
                            ------------------------------   --------    --------    --------    --------

On November 6, 2006, Ahold announced its intention to divest U.S. Foodservice, its retail activities in Poland and Slovakia, the remaining Tops operations in New York and Pennsylvania and its 49% stake in JMR. At year-end 2006, Poland and JMR qualified as held for sale and discontinued operations. The other businesses to be divested did not qualify as held for sale at year-end 2006, in the case of U.S. Foodservice because it is more likely than not that the transaction between Ahold and the purchaser of U.S. Foodservice must be submitted for approval to the general meeting of shareholders of Ahold.

On December 4, 2006, Ahold reached an agreement on the divestment of its retail operations in Poland to Carrefour. The transaction is valued at EUR 375 and will consist of a cash consideration and assumed debt. The final purchase price is subject to customary price adjustments. The transaction is expected to close mid-year 2007 and is subject to the fulfillment of certain conditions, including anti-trust approval.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

After year-end 2006, Tops qualified as held for sale and discontinued operation as the disposal process of Tops met the criteria that the assets were available for immediate sale and the sale was highly probable.

10 CUMULATIVE PREFERRED FINANCING SHARES

On November 30, 2006, Ahold received an irrevocable conversion notification for 100,802,061 cumulative preferred financing shares with a par value of EUR 169. On January 2, 2007, these preferred financing shares were converted into 22,419,051 common shares, which conversion was effected by (i) conversion of 22,419,051 preferred financing shares into 22,419,051 common shares and (ii) the acquisition for no consideration of 78,383,010 preferred financing shares by Ahold. From the date Ahold received irrevocable notification of the conversion to common shares, the preferred financing shares that have been converted were classified as a separate class of equity.

11 PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The components of pension and other post-employment benefits can be summarized as follows:
                                                      DECEMBER   JANUARY
(Euros in millions)                                   31, 2006   1, 2006
----------------------------------------------------  --------   -------
Defined benefit obligations                             (3,739)   (4,110)
Fair value of plan assets                                3,673     3,324
                                                      --------   -------
Deficit                                                    (66)     (786)
Unrecognized actuarial (gains) losses and
 past service cost                                        (408)      194
                                                      --------   -------
Total defined benefit plans                               (474)     (592)
Classified as non-current asset                              8        12
                                                      --------   -------
Pension and other post-employment benefits liability      (482)     (604)
                                                      --------   -------

The weighted average discount rate used to calculate the defined benefit obligation at December 31, 2006 was 4.7% for the Dutch plans (January 1, 2006:
4.0%) and 6.0% for the U.S. plans (January 1, 2006: 5.75%). Ahold made contributions to its defined benefit plans of EUR 196 in 2006 (2005: EUR 407, which included additional contributions to the U.S. plans of EUR 236). The return on plan assets in 2006 was 11.4%.

Based on the latest available information (January 1, 2005), Ahold's estimated proportionate share of the total unfunded liability of its multi-employer plans amounts to EUR 614 (2005: EUR 637). These plans are accounted for as defined contribution plans and are not included in Ahold's consolidated balance sheets.

12 PROVISIONS

In the first quarter of 2006, a payment of USD 733 was made to a settlement fund, from which the qualifying shares in the securities class action settlement will be paid. This payment represented two thirds of the settlement amount and was funded into escrow on January 11, 2006, following the preliminary approval by the United States District Court for the District of Maryland. The remaining one third, USD 367, was funded into escrow on January 29, 2007 and is included in other current liabilities in the Company's consolidated balance sheet as of December 31, 2006. In addition, a payment of EUR 8 was made to the Vereniging van Effectenbezitters (the Dutch Shareholders' Association) in the first quarter of 2006, for facilitating the global settlement.

Insurance proceeds of USD 112, which were included in receivables in the Company's consolidated balance sheet as of January 1, 2006, were received in the first quarter of 2006. These proceeds were used for the payment to the settlement fund.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

13 CASH FLOW

The following table presents a reconciliation between net income and cash generated from operations:

(Euros in millions)                                        2006          2005*        Q4 2006       Q4 2005*
------------------------------------------------------   ----------    ----------    ----------    ----------
Net income                                                      915           146           240           108
Adjustments for:
  Depreciation, amortization and impairments                    974         1,048           228           261
  Gain on the sale of assets and disposal
   groups held for sale                                         (45)          (61)           (6)            -
  Settlement securities class action                              -           803             -           (92)
  Net financial expense                                         518           650           123           206
  Share in net income of joint ventures and associates         (152)         (118)          (29)          (53)
  Income taxes                                                   91          (214)          (79)           23
  (Income) loss from discontinued operations                    (79)         (211)          (56)            9
  Other                                                          21            23             6             2
                                                         ----------    ----------    ----------    ----------
Operating cash flow before changes in working capital         2,243         2,066           427           464
Changes in working capital:
  Inventories                                                    63            50            43           (12)
  Receivables and other current assets                           26            43           (59)          (26)
  Payables and other current liabilities                         50           (35)          327           148
Changes in non-current assets and liabilities                  (114)         (138)          (19)           99
Class action settlement, net of insurance
 proceeds of EUR 92                                            (536)            -             -             -
                                                         ----------    ----------    ----------    ----------
Cash generated from operations                                1,732         1,986           719           673
                                                         ----------    ----------    ----------    ----------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

The following table presents the changes in cash and cash equivalent balances for 2006 and 2005.

(Euros in millions)                                                                       2006       2005
-------------------------------------------------------------------------------------   --------    --------
Cash and cash equivalents of continuing operations as of beginning of year                 2,228       3,205
Restricted cash                                                                              (23)        (92)
Cash and cash equivalents related to discontinued operations                                   -          66
                                                                                        --------    --------
Cash and cash equivalents at beginning of year, including discontinued operations and
 excluding restricted cash                                                                 2,205       3,179
Net cash from operating, investing and financing activities                                 (249)     (1,137)
Effect of exchange rate differences on cash and cash equivalents                            (112)        163
Restricted cash                                                                               23          23
Cash and cash equivalents related to discontinued operations                                 (23)          -
                                                                                        --------    --------
Cash and cash equivalents of continuing operations as of end of year                       1,844       2,228
                                                                                        --------    --------

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

14 COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

U.S. SECURITIES CLASS ACTION
On June 17, 2006, the United States District Court for the District of Maryland entered a final order and judgment approving Ahold's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation." The final order and judgment approving the settlement, which was announced on November 28, 2005, are no longer subject to appeal.

D&O LITIGATION
Following the 2003 announcement that Ahold would restate its earnings, a number of insurance coverage disputes arose between Ahold and its Director & Officer ("D&O") insurers, some of which led to litigation or arbitration. In 2004 and 2005 Ahold reached settlement with all but three of its excess D&O insurers. In April 2006, Ahold reached settlement with one of the three remaining excess D&O insurers, resulting in Ahold receiving USD 1.5 (EUR 1) of insurance proceeds. Ahold remains in litigation before the District Court of Haarlem, the Netherlands, with the two remaining excess D&O insurers that have denied coverage to Ahold. The combined limits of liability currently in dispute with these two insurers are approximately USD 21 (EUR 16).

ARGENTINE TAX ASSESSMENT CLAIMS
On April 6, 2006, the Argentine tax authorities ("AFIP") agreed to withdraw both the firm and preliminary tax claim against Disco S.A. for taxes allegedly owed in connection with Disco bond issues in 1998. The withdrawal of these tax claims needed in part to be ratified by the Argentine Tax Court (Tribunal Fiscal de la Nacion). On May 31, 2006, the Argentine Tax Court ratified the withdrawal of the firm tax claim. Lifting of the attachments has been completed for all but one piece of real estate. The AFIP has resolved to archive the preliminary tax claim. As a consequence, these tax claims are now resolved. Under the terms of the share purchase agreement with Cencosud on the sale of Disco shares, Ahold was to hold Cencosud and Disco harmless for the outcome of these tax assessment claims.

D&S C.S. LITIGATION
On August 22, 2006, the Joint Court of Appeals of the Netherlands Antilles and Aruba upheld the judgment of the Court of First Instance in the Netherlands Antilles of September 5, 2005, in which all claims filed by Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, "D&S c.s.") against Disco Ahold International Holdings N.V. were dismissed. D&S c.s. sought payment of approximately USD 47 (EUR 36) plus interest. Since D&S has not appealed with the Dutch Supreme Court within the set term, this judgment is now firm.

On April 26, 2005, D&S initiated legal proceedings in relation to the aforementioned claim against Ahold before the District Court of Haarlem in the Netherlands, seeking a similar amount in damages. Currently, a judgment is expected in 2007. Ahold's assessment of this claim filed in Haarlem is not different from the assessment in the Netherlands Antilles proceedings, which assessment resulted in the release of a provision. D&S c.s. has taken initial steps to start arbitration proceedings against Disco in Argentina, but has to date not substantiated its claim. An arbitration panel was not appointed either. Disco believes it has proper defenses in these proceedings. As part of the sale of Disco to Cencosud in 2004, Ahold has indemnified Cencosud and Disco against this claim from D&S c.s.

WATERBURY LITIGATION
In October 2006, two customers of U.S. Foodservice filed a putative class action against U.S. Foodservice. The complaint, which was amended to add a third plaintiff, alleges causes of action based on certain pricing practices of U.S. Foodservice with respect to "cost plus" agreements between U.S. Foodservice and some of its customers. U.S. Foodservice filed a motion to dismiss the action on February 2, 2007. U.S. Foodservice believes it has meritorious defenses to the claims set forth in the complaint and intends to defend vigorously against the lawsuit. U.S. Foodservice cannot at this time provide a reasonable estimate of any potential liability.

A complete overview of commitments and contingencies as of December 31, 2006 is included in Ahold's 2006 financial statements, which we plan to publish on March 29, 2007.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

15 SUBSEQUENT EVENTS

CONVERSION CUMULATIVE PREFERRED FINANCING SHARES
On January 2, 2007, 100,802,061 cumulative preferred financing shares with a par value of EUR 169 were converted into 22,419,051 common shares, which conversion was effected by (i) conversion of 22,419,051 cumulative preferred financing shares into 22,419,051 common shares and (ii) the acquisition for no consideration of 78,383,010 cumulative preferred financing shares by Ahold.

ICA TAX AUDIT
ICA's finance company is being audited by the Swedish tax authorities. ICA and the Swedish tax authorities recently began the correspondence.

SHARE BUYBACK PROGRAM
In the first quarter of 2007, Ahold decided to increase the amount it will return to shareholders from EUR 2 billion (as announced on November 6, 2006) to EUR 3 billion, subject to the divestment of U.S. Foodservice. This will be executed through a share buyback program.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

IDENTICAL(1)/COMPARABLE(2) SALES GROWTH (% YEAR OVER YEAR)

                   2006             2006           Q4 2006        Q4 2006
                 IDENTICAL       COMPARABLE       IDENTICAL      COMPARABLE
                 -----------     -----------     -----------     -----------
Stop & Shop             (1.3%)          (0.8%)          (2.0%)           (1.5%)
Giant-Landover          (1.6%)          (1.2%)          (2.1%)           (1.8%)
Giant-Carlisle           3.9%            6.0%            3.1%             4.5%
Tops                    (5.5%)          (4.8%)          (2.9%)           (2.9%)
Albert Heijn             6.7%                            9.0%
Central Europe          (5.5%)                          (2.2%)
Schuitema                1.5%                            0.5%

1.   Net sales from exactly the same stores in local currency.
2.   Identical sales plus net sales from replacement stores in local currency.

OPERATING MARGIN(1)

Operating margin is defined as operating income as a percentage of net sales.

                                      2006         2005       Q4 2006      Q4 2005
                                    --------     --------     --------     --------
Stop & Shop/Giant-Landover Arena         5.1%         5.2%         4.2%         4.7%
Giant-Carlisle/Tops Arena                1.0%         1.5%        (4.6%)        0.4%
Albert Heijn Arena                       5.8%         4.4%         5.6%         4.3%
Central Europe Arena                    (4.0%)       (1.6%)       (4.4%)       (3.5%)
Schuitema                                2.3%         3.0%         0.9%         3.8%
                                    --------     --------     --------     --------
Total retail                             3.9%         3.9%         2.4%         3.4%
                                    --------     --------     --------     --------
U.S. Foodservice                         1.7%         0.6%         1.8%        (0.2%)
                                    --------     --------     --------     --------

1. For a discussion of operating income, see note 3 to the condensed financial statements included in this report.

STORE PORTFOLIO(1)
                                   Q4 2006      Q4 2006       END OF
                                   OPENINGS     CLOSINGS       2006
                                  -----------  -----------   -----------
Stop & Shop/Giant-Landover Arena            5           (8)          575
Giant-Carlisle/Tops Arena                  17          (46)          220
Albert Heijn Arena2                        55          (20)        1,711
Central Europe Arena                       12          (10)          516
Schuitema                                   4           (4)          458
                                  -----------  -----------   -----------
Total retail                               93          (88)        3,480
                                  -----------  -----------   -----------
1.   Including franchise stores and associated stores.
2. Number of stores at the end of the quarter includes 973 specialty stores (Etos and Gall & Gall)

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

EBITDA

EBITDA is defined as net income before net financial expense, income taxes, depreciation and amortization. EBITDA does not exclude impairments. Impairments per segment are disclosed in note 4 to the condensed financial statements included in this report.

(Euros in millions)                       2006         2005*       % CHANGE       Q4 2006     Q4 2005*      % CHANGE
-------------------------------------   ---------    ---------     ---------     ---------    ---------     ---------
Stop & Shop/Giant-Landover Arena            1,088        1,120          (2.9%)         218          260         (16.2%)
Giant-Carlisle/Tops Arena                     173          197         (12.2%)         (21)          35        (160.0%)
Albert Heijn Arena                            547          426          28.4%          132          102          29.4%
Central Europe Arena                            3           31         (90.3%)          (2)          (1)       (100.0%)
Schuitema                                     130          148         (12.2%)          21           41         (48.8%)
                                        ---------    ---------     ---------     ---------    ---------     ---------
Total retail                                1,941        1,922           1.0%          348          437         (20.4%)
U.S. Foodservice                              386          199          94.0%           91           19         378.9%
Group Support Office                         (114)        (944)         87.9%          (31)          60        (151.7%)
                                        ---------    ---------     ---------     ---------    ---------     ---------
                                            2,213        1,177          88.0%          408          516         (20.9%)
Share in income of joint ventures and
 associates                                   152          118          28.8%           29           53         (45.3%)
Income from discontinued operations            79          211         (62.6%)          56           (9)          n/m
                                        ---------    ---------     ---------     ---------    ---------     ---------
Total EBITDA                                2,444        1,506          62.3%          493          560         (12.0%)
                                        ---------    ---------     ---------     ---------    ---------     ---------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

NET DEBT

                                                  DECEMBER 31,   OCTOBER 8,     %CHANGE       JANUARY 1,
(Euros in millions)                                 2006           2006         Q4 2006         2006
----------------------------------------------   ------------   ------------  ------------   ------------
Loans                                                   4,170          4,636        (10.1%)         4,867
Finance lease liabilities                               1,218          1,268         (3.9%)         1,298
Cumulative preferred financing shares                     497            666        (25.4%)           666
                                                  -----------   ------------  ------------   ------------
Non-current portion of long-term debt                   5,885          6,570        (10.4%)         6,831
Loans, short-term borrowings and finance lease
liabilities -
current portion                                           595            496         20.0%            917
                                                  -----------   ------------  ------------   ------------
Gross debt                                              6,480          7,066         (8.3%)         7,748

Less: cash and cash equivalents1, 2                     1,844          1,932         (4.6%)         2,228
                                                  -----------   ------------  ------------   ------------
Net debt                                                4,636          5,134         (9.7%)         5,520
                                                 ------------   ------------  ------------   ------------

1. Until 2006, cash on hand was excluded from cash and cash equivalents in the calculation of net debt. As of the first quarter of 2006 total cash and cash equivalents is deducted from gross debt to arrive at net debt. Cash and cash equivalents include cash on hand of EUR 361 and EUR 302 as of December 31, 2006 and October 8, 2006, respectively.

2. Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. Net cash book overdrafts amounted to EUR 451 and EUR 382 as of December 31, 2006 and October 8, 2006, respectively.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

Use of non-GAAP financial measures

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for 2006 and 2005, respectively:

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for 2006 and 2005, respectively:

                                                            DEPRECIATION                    NET
                                              EBITDA            AND          OPERATING    FINANCIAL     INCOME     NET INCOME
(Euros in millions)                            2006         AMORTIZATION       INCOME      EXPENSE       TAXES        2006
------------------------------------------   ----------    --------------    ---------    ---------    --------    ----------
Stop & Shop/Giant-Landover Arena                  1,088              (418)         670
Giant-Carlisle/Tops Arena                           173              (122)          51
Albert Heijn Arena                                  547              (136)         411
Central Europe Arena                                  3               (58)         (55)
Schuitema                                           130               (56)          74
                                             ----------    --------------    ---------    ---------    --------    ----------
Total retail                                      1,941              (790)       1,151
U.S. Foodservice                                    386              (128)         258
Group Support Office                               (114)               (2)        (116)
                                             ----------    --------------    ---------    ---------    --------    ----------
                                                  2,213              (920)       1,293         (518)        (91)          684
Share in income of joint ventures and
 associates                                         152                                                                   152
Income from discontinued operations                  79                                                                    79
                                             ----------    --------------    ---------    ---------    --------    ----------
Ahold Group                                       2,444              (920)                     (518)        (91)          915
                                             ----------    --------------    ---------    ---------    --------    ----------

                                                            DEPRECIATION                     NET
                                               EBITDA           AND          OPERATING    FINANCIAL    INCOME      NET INCOME
(Euros in millions)                             2005*       AMORTIZATION      INCOME*      EXPENSE      TAXES*        2005*
------------------------------------------   ----------    --------------    ---------    ---------    --------    ----------
Stop & Shop/Giant-Landover Arena                  1,120              (434)         686
Giant-Carlisle/Tops Arena                           197              (125)          72
Albert Heijn Arena                                  426              (138)         288
Central Europe Arena                                 31               (51)         (20)
Schuitema                                           148               (53)          95
                                             ----------    --------------    ---------    ---------    --------    ----------
Total retail                                      1,922              (801)       1,121
U.S. Foodservice                                    199              (113)          86
Group Support Office                               (944)              (10)        (954)
                                                  1,177              (924)         253         (650)        214          (183)
Share in income of joint ventures and
 associates                                         118                                                                   118
Income from discontinued operations                 211                                                                   211
                                             ----------    --------------    ---------    ---------    --------    ----------
Ahold Group                                       1,506              (924)                     (650)        214           146
                                             ----------    --------------    ---------    ---------    --------    ----------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for the fourth quarter of 2006 and 2005, respectively:

                                                         DEPRECIATION                        NET                      NET INCOME
                                              EBITDA         AND           OPERATING      FINANCIAL       INCOME          Q4
(Euros in millions)                           Q4 2006    AMORTIZATION        INCOME        EXPENSE         TAXES         2006
------------------------------------------   --------   --------------    -----------    -----------    ----------   ------------
Stop & Shop/Giant-Landover Arena                  218              (92)           126
Giant-Carlisle/Tops Arena                         (21)             (29)           (50)
Albert Heijn Arena                                132              (32)           100
Central Europe Arena                               (2)             (14)           (16)
Schuitema                                          21              (14)             7
                                             --------   --------------    -----------    -----------    ----------   ------------
Total retail                                      348             (181)           167
U.S. Foodservice                                   91              (28)            63
Group Support Office                              (31)               -            (31)
                                             --------   --------------    -----------    -----------    ----------   ------------
                                                  408             (209)           199           (123)           79            155
Share in income of joint ventures and
 associates                                        29                                                                          29
Income from discontinued operations                56                                                                          56
                                             --------   --------------    -----------    -----------    ----------   ------------
Ahold Group                                       493             (209)                         (123)           79           240
                                             --------   --------------    -----------    -----------    ----------   ------------

                                                            DEPRECIATION                     NET                   NET INCOME
                                               EBITDA           AND          OPERATING    FINANCIAL    INCOME          Q4
(Euros in millions)                           Q4 2005*      AMORTIZATION      INCOME*      EXPENSE      TAXES*        2005*
------------------------------------------   ----------    --------------    ---------    ---------    --------    ----------
Stop & Shop/Giant-Landover Arena                    260              (108)         152
Giant-Carlisle/Tops Arena                            35               (29)           6
Albert Heijn Arena                                  102               (33)          69
Central Europe Arena                                 (1)              (12)         (13)
Schuitema                                            41               (13)          28
                                             ----------    --------------    ---------    ---------    --------    ----------
Total retail                                        437              (195)         242
U.S. Foodservice                                     19               (27)          (8)
Group Support Office                                 60                (1)          59
                                             ----------    --------------    ---------    ---------    --------    ----------
                                                    516              (223)         293         (206)        (23)           64
Share in income of joint ventures and
associates                                           53                                                                    53
Income from discontinued operations                  (9)                                                                   (9)
                                             ----------    --------------    ---------    ---------    --------    ----------
Ahold Group                                         560              (223)                     (206)        (23)        108
                                             ----------    --------------    ---------    ---------    --------    ----------

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

  This summary financial report includes the following non-GAAP financial measures:

1.   Identical sales.
     Identical sales are net sales from exactly the same stores in local currency for the comparable period. Management believes that by excluding the impact of newly opened stores and currency fluctuations, this measure provides a meaningful insight for investors into the operating performance of Ahold's retail segments.

2.   Comparable sales.
     Comparable sales are identical sales plus net sales from replacement stores in local currency for the comparable period. Management believes that comparable sales is a useful measure for investors. It is management's view that by excluding the impact of newly opened stores (except for replacement stores) and currency fluctuations, this measure provides useful additional information for investors on the operating performance of Ahold's U.S. retail segments.

3.   EBITDA.
     EBITDA is net income before net financial expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful performance measure for investors. EBITDA is commonly used by investors to analyze profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

4.   Net debt.
     Net debt is the difference between (i) the sum of long-term debt and short-term debt (i.e., gross debt) and (ii) cash and cash equivalents. Management believes that net debt is a useful measure for investors. In management's view, because cash and cash equivalents can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure of Ahold's leverage. Net debt may include certain cash items that are not readily available for repaying debt.

Management believes that these non-GAAP financial measures allow for a better understanding of Ahold's operating and financial performance. These non-GAAP financial measures should be considered in addition to, but not as substitutes for, the most directly comparable IFRS measures.

                                               Koninklijke Ahold N.V.
                                               Summary Financial Report
Condensed consolidated financial statements    Full year and fourth quarter 2006

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this summary financial report are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the general increase in food retail net sales in the fourth quarter of each year, statements as to plans to divest U.S. Foodservice, Tops Markets, activities in Poland and Slovakia and the Company's shareholding in JMR, statements as to the expected terms of the divestment of the activities in Poland, plans to increase the amount to be returned to shareholders and plans to publish Ahold's 2006 financial statements and the expected contents thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as Ahold's ability to complete planned divestments on terms acceptable to Ahold, the actions of Ahold's shareholders, joint venture partners, vendors, unions, contractors, competitors and other third parties, Ahold's liquidity needs exceeding expected levels, the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, including its ability to reduce costs or realize cost savings, the benefits from Ahold's plans and strategies being less than those anticipated, the costs or other results of pending or future investigations or legal proceedings, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, actions of courts, law enforcement agencies, government agencies and other third parties and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this summary financial report. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this summary financial report, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."